Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 14, 2023

References are made to the circular (the “Circular”) of ZTO Express (Cayman) Inc. (the “Company”) and the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) both dated May 10, 2023. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that at the AGM held on June 14, 2023, all the proposed resolutions as set out in the Notice were duly passed by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	As an ordinary resolution: To receive and consider the audited consolidated financial statements of the Company and the report of the auditor of the Company for the year ended December 31, 2022.	Class A Ordinary Shares	342,548,545 (99.923077%)	263,703 (0.076923%)	374,293 (–)	342,812,248	342,812,248
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (–)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,403,548,545 (99.989030%)	263,703 (0.010970%)	374,293 (–)	548,912,248	2,403,812,248

RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2.	As an ordinary resolution: To re-elect Mr. Hongqun HU as executive Director, subject to his earlier resignation or removal.	Class A Ordinary Shares	337,418,829 (98.482653%)	5,198,698 (1.517347%)	569,014 (–)	342,617,527	342,617,527
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (–)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,398,418,829 (99.783714%)	5,198,698 (0.216286%)	569,014 (–)	548,717,527	2,403,617,527
3.	As an ordinary resolution: To re-elect Mr. Xing LIU as non-executive Director, subject to his earlier resignation or removal.	Class A Ordinary Shares	318,635,870 (93.000435%)	23,981,743 (6.999565%)	568,928 (–)	342,617,613	342,617,613
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (–)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,379,635,870 (99.002265%)	23,981,743 (0.997735%)	568,928 (–)	548,717,613	2,403,617,613
4.	As an ordinary resolution: To re-elect Mr. Frank Zhen WEI as independent non-executive Director, subject to his earlier resignation or removal.	Class A Ordinary Shares	307,468,383 (89.741143%)	35,148,585 (10.258857%)	569,573 (–)	342,616,968	342,616,968
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (–)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,368,468,383 (98.537679%)	35,148,585 (1.462321%)	569,573 (–)	548,716,968	2,403,616,968

RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
5.	As an ordinary resolution: To authorize the Board to fix the remuneration of the Directors.	Class A Ordinary Shares	321,404,110 (93.832179%)	21,126,686 (6.167821%)	655,745 (–)	342,530,796	342,530,796
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (–)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,382,404,110 (99.121015%)	21,126,686 (0.878985%)	655,745 (–)	548,630,796	2,403,530,796
6.	As an ordinary resolution: To re-appoint Deloitte Touche Tohmatsu as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2023.	Class A Ordinary Shares	342,396,463 (99.790181%)	719,923 (0.209819%)	70,155 (–)	343,116,386	343,116,386
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (–)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,403,396,463 (99.970055%)	719,923 (0.029945%)	70,155 (–)	549,216,386	2,404,116,386
7.	As an ordinary resolution: To grant a general mandate to the directors to issue, allot, and deal with additional Class A Ordinary Shares of the Company not exceeding 20% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	193,400,782 (56.427455%)	149,341,562 (43.572545%)	444,197 (–)	342,742,344	342,742,344
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (–)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,254,400,782 (93.787123%)	149,341,562 (6.212877%)	444,197 (–)	548,842,344	2,403,742,344

RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
8.	As an ordinary resolution: To grant a general mandate to the directors to repurchase Class A Ordinary Shares of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	342,021,577 (99.690786%)	1,060,859 (0.309214%)	104,105 (–)	343,082,436	343,082,436
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (–)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,403,021,577 (99.955873%)	1,060,859 (0.044127%)	104,105 (–)	549,182,436	2,404,082,436
9.	As an ordinary resolution: To extend the general mandate granted to the directors to issue, allot and deal with additional Class A Ordinary Shares of the Company by the aggregate number of the Class A Ordinary Shares repurchased by the Company.	Class A Ordinary Shares	187,457,994 (55.004048%)	153,349,637 (44.995952%)	2,378,910 (–)	340,807,631	340,807,631
		Class B Ordinary Shares	2,061,000,000 (100.000000%)	0 (0.000000%)	0 (–)	206,100,000	2,061,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	2,248,457,994 (93.615241%)	153,349,637 (6.384759%)	2,378,910 (–)	546,907,631	2,401,807,631

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the AGM.

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 9, all such resolutions were duly passed as ordinary resolutions.

(b)	As at the date of the AGM, the total number of issued Shares was 817,117,539 Shares, comprising 611,017,539 Class A Ordinary Shares and 206,100,000 Class B Ordinary Shares.

(c)	There was no Shareholder that was required under the Hong Kong Listing Rules to abstain from voting in respect of the resolutions proposed at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Hong Kong Listing Rules.

(d)	Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions proposed at the AGM was 817,117,539 Shares, comprising 611,017,539 Class A Ordinary Shares and 206,100,000 Class B Ordinary Shares as at the date of the AGM.

(e)	According to the Articles of Association, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, on a poll at the AGM in respect of all the resolutions numbered 1 to 9.

(f)	The Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(g)	The chairman and executive director Mr. Meisong LAI, the executive directors Mr. Jilei WANG and Mr. Hongqun HU, non-executive directors Mr. Xing LIU and Mr. Zheng LIU and the independent non-executive directors Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE attended the AGM either in person or by means of telecommunication.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, June 14, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Zheng LIU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.